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                          September 12, 2023

       Jason Smith
       General Counsel
       UroGen Pharma Ltd.
       400 Alexander Park Drive
       4th Floor
       Princeton, NJ 08540


                                                        Re: UroGen Pharma Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed September 8,
2023
                                                            File No. 333-274423

       Dear Jason Smith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
N. Sheppard at (202) 551-8346 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Asa Henin